Exhibit 99.1

CONFIDENTIAL

Crown Laboratories, Inc.
207 Mockingbird Lane
Johnson City, Tennessee 37604

January 6, 2025

Board of Directors
Revance Therapeutics, Inc.
1222 Demonbreun Street
Nashville, Tennessee 37203

To the Members of the Board of Directors:

We strongly believe that the incomplete, non-binding and highly contingent “proposal” of Teoxane SA (“Teoxane”), dated January 6, 2025 (the “Teoxane Proposal”), to acquire Revance Therapeutics, Inc. (“Revance” or the “Company”) is clearly inferior to the Merger contemplated by the Amended and Restated Merger Agreement, dated as of December 7, 2024 (as amended through the date hereof, the “Crown Binding Merger Agreement”), by and among Crown Laboratories, Inc. (“Crown”), Reba Merger Sub, Inc. and the Company. Capitalized terms used but not defined herein have the meanings set forth in the Crown Binding Merger Agreement.

The Teoxane Proposal is not a Superior Proposal and could not reasonably be expected to lead to a Superior Proposal. It is illusory, incomplete and highly conditioned. It is not accompanied by a proposed definitive agreement. It is not accompanied by proposed definitive financing commitment papers (or any specific financing plan whatsoever). It is subject to numerous caveats, conditions and uncertainties. And, it is made by a counterparty who we believe has shown a continued willingness to harm the Company and destroy value that would otherwise be held by the Company’s stockholders.

This all contrasts with the definitive merger agreement that we have executed with you, which is scheduled to be consummated as early as next week.

Accordingly, we request that, consistent with the Company’s obligations under the Crown Binding Merger Agreement, the Board immediately reject the Teoxane Proposal and any related requests for diligence or discussions and instead continue to prepare for a successful completion of the tender offer and subsequent closing of the transactions in the very near future (as early as next week), as contemplated by the Crown Binding Merger Agreement (such transactions, the “Existing Crown Transaction”).

The Teoxane Proposal is Highly Conditional and Cannot be a Superior Proposal

The Teoxane Proposal is incomplete and highly contingent on Teoxane’s—and its unidentified prospective financing sources’—ability to expediently conduct and finalize a significant and extensive due diligence exercise with respect to the Company, including with respect to (as explicitly noted in the Teoxane Proposal itself) “Revance’s current sales trajectory, operational expense structure, cash burn, transaction/change-of-control expenses and litigation exposures”, and to obtain the necessary equity and debt financing from yet-to-be-determined financing sources. Our offer, which was accepted by you, fully accounted for these diligence matters yet to be explored by Teoxane, and it’s likely that Teoxane will decrease its valuation following more in depth review. Among other glaring issues, Teoxane’s ability to acquire the Company is essentially conditional on another highly uncertain transaction: i.e., a significant equity investment into privately-held Teoxane. The Teoxane Proposal did not identify any actual or potential financing parties, or any existing investors in Teoxane who have agreed to fund an acquisition of Revance, nor has Teoxane identified available cash reserves or any other relevant financial information with respect to its borrowing capacity to fund a transaction of this size. Given the issues and complexities facing the Company, this would be a highly challenging and uncertain process to complete in a timely manner for even a highly seasoned and well-capitalized potential buyer, let alone Teoxane, which is closely-held and, as we understand it to the best of our knowledge, of relatively limited scale. This uncertainty is underscored by our understanding and belief that Teoxane would be unlikely to be able to solve for the cash burn required to support Revance’s existing U.S. commercial business, including based on Revance’s projections showing four years of negative unlevered cash flow prior to profitability, the lack of any operational U.S. synergies (as compared to the substantial operational U.S. synergies between Revance and Crown, which are significant drivers of Crown’s offer price), and the likely extended period of time before which any potential revenue synergies from Teoxane’s ownership of European Union rights to DAXXIFY could be realized due to regulatory submission, approval and launch.

Even in the best of cases, the completion of these tasks would likely take numerous weeks – far beyond the impending outside termination date of our transaction of February 7, 2025 – and Teoxane did not even specify a timeline to the completion of diligence and submission of a binding proposal. To be clear, we have no intention to extend the outside termination date. If the Board were to attempt to entertain Teoxane’s blatant interference with the Crown Binding Merger Agreement, notwithstanding the Teoxane Proposal’s glaring deficiencies and conditionality, Revance stockholders may well ultimately be left with no transaction, leaving Revance as a standalone public company facing the many headwinds and uncertainties that resulted in the Board already determining that entering into the Crown Binding Merger Agreement is in the best interests of the Company’s stockholders.

As set forth in the definition of “Superior Proposal” under the Crown Binding Merger Agreement and as required by your fiduciary duties under Delaware law, these very significant conditionality, deal certainty and financing risks (as well as the time value of money advantage inherent to the Existing Crown Transaction) compel the Board to heavily discount the $0.50 illusory increased value per share set forth in the Teoxane Proposal and make it indisputable that the Teoxane Proposal does not and will not constitute a Superior Proposal.

In addition, we note that by its terms a Superior Proposal must be made by an “unaffiliated third party” of the Company. Given Teoxane’s existing significant ownership of Revance shares (including its longtime status as an ongoing Schedule 13D filer with respect to Revance) and its close and heavily intertwined relationship with Revance as the Company’s more significant and influential commercial partner, Teoxane arguably is not an unaffiliated third party. To be clear, we reserve all our rights with respect to this position.

The Teoxane Proposal also notes that a transaction is ultimately subject to any applicable regulatory approvals. The sole pre-closing regulatory approval applicable to the Existing Crown Transaction, the expiration or termination of any waiting period applicable to the Existing Crown Transaction under the HSR Act, has been obtained. There are no remaining regulatory approvals necessary to consummate the Existing Crown Transaction.

The Teoxane Proposal is Teoxane’s Latest Bad Faith Attempt to Interfere with the Existing Crown Transaction and is Value Destructive to Revance and its Stockholders

Since the execution of the original merger agreement between Revance and Crown on August 11, 2024 (the “Original Merger Agreement”), Teoxane has engaged in a series of damaging actions that we believe have been clearly designed to disrupt a transaction involving Revance and Crown, to the significant detriment of Revance and its stockholders.

Just one week following the signing of the Original Merger Agreement, Teoxane sent a notice to Revance claiming alleged material breaches of various provisions under the Company’s exclusive distribution agreement (the “Distribution Agreement”) with Teoxane, putting into jeopardy our previously-announced transaction. Teoxane’s subsequent actions, including its posture in negotiations with respect to amending the terms of the Distribution Agreement—which dragged out over the course of several months—played a substantial role in decreasing the value of our transaction by transferring significant value in the partnership with Teoxane at the expense of Revance and its stockholders. Shortly after execution of the Crown Binding Merger Agreement, Teoxane filed a Schedule 13D amendment stating that the Existing Crown Transaction undervalued the Company—yet did not seek to conduct detailed due diligence or make a proposal to acquire the Company. Teoxane has had many opportunities over many months, including prior to the signing of our Original Merger Agreement and during extended commercial negotiations between Revance and Teoxane prior to signing the most recent amendment to the Distribution Agreement, to conduct detailed due diligence or make a real proposal to acquire the Company—yet it declined to do so each time.

Now, shortly before our tender offer is set to expire on January 13, 2025, Teoxane has once again made a dramatic attempt to interfere with the Existing Crown Transaction, potentially leading to more delay, distraction and value destruction for Revance and its stockholders.

Teoxane’s motive for submitting the Teoxane Proposal is suspect, as Teoxane may stand to benefit from our transaction’s failure. As a strategic partner to Revance, Teoxane was able to extract significant concessions from Revance. Teoxane’s negotiating leverage is further improved if Revance remains a smaller, independent company facing near-term liquidity pressures as compared to being part of a larger combined entity with Crown. We trust that the Board will see through yet another attempt by Teoxane to disrupt your business.

The fully-financed Existing Crown Transaction, which is on track to close as early as next week, remains the most compelling opportunity for, and is in the best interests of, Revance and its stockholders. We look forward to continuing to work collaboratively with the Company and its advisors in connection with a successful completion of the Existing Crown Transaction as expeditiously as possible.

Crown reserves all rights under the Crown Binding Merger Agreement, including with respect to potential breaches by Revance or its representatives of their respective obligations, covenants or agreements set forth in the Crown Binding Merger Agreement, including relating to the non-solicitation provisions set forth in Section 7.3 of the Crown Binding Merger Agreement and Section 7.3 of the Original Merger Agreement.

Sincerely,

CROWN LABORATORIES, INC.

By:	/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

Encl.

cc

Howard Ellin and Demetrius Warrick (by email)
Skadden, Arps, Slate, Meagher & Flom LLP